BRANDON J. CAGE
Assistant Vice President, Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
September 18, 2009
Michael L. Kosoff
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life & Annuity Company Initial Registration Statement on Form N-4 (Pacific One Select NY) File Nos. 333-160131, 811-09203
Dear Mr. Kosoff:
On behalf of Pacific Life & Annuity Company and Separate Account A of Pacific Life & Annuity Company (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments dated August 20, 2009, in connection with the above referenced Registration Statement on Form N-4, filed with the SEC on June 22, 2009. The changes made in connection with this response will be reflected in a Pre-Effective Amendment to the above referenced Registration Statement.
1. Staff Comment: An Overview of Pacific One Select (p. 3). Please remove the sentence that reads, “The terms of your Contract and of any Rider or Endorsement prevail over what is in this Prospectus.” The contents of a registration statement cannot be disclaimed. Further, the prospectus should describe all material rights and obligations under the contract.
Response: We deleted the above referenced disclosure.
2. Staff Comment: An Overview of Pacific One Select — Optional Living Benefit Riders (pp. 5-7)
a. Please include a statement that there may be adverse consequence to taking a withdrawal before a certain age or in excess of a given amount, which may include a reduction in benefits or termination of the rider.
Response: We added the following paragraph:
“Taking a withdrawal before a certain age or a withdrawal that is greater than the allowed annual withdrawal amount under a particular rider, may result in adverse consequences such

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September 18, 2009

as a reduction in rider benefits or the failure to receive lifetime withdrawals under a rider.”
b. With regard to each optional living benefit rider, please briefly identify the major conditions that may effect one’s receipt of the benefits (e.g., investment restrictions, taking withdrawals before a given age (and specify that age), and taking excess withdrawals).
Response: The second paragraph of the Optional Living Benefit Riders subsection (a general information section that applies to all optional living benefit riders), contains disclosure regarding the investment restrictions. We added the following disclosure to that paragraph [new disclosure is underlined for your reference]:
“At initial purchase and during the entire time that you own an optional living benefit Rider, you must invest your entire Contract Value in as asset allocation program or in Investment Options we make available for these Riders. The allocation limitation associated with these Riders may limit the number of Investment Options that are otherwise available to you under your Contract. See OTHER OPTIONAL RIDERS — General Information — Investment Allocation Requirements. Failure to adhere to the Investment Allocation Requirements may cause your Rider to terminate.”
Each withdrawal benefit (CoreIncome Advantage, Flexible Lifetime Income Plus (Single and Joint), and Automatic Income Builder) already contains disclosure that reflects what could happen if an excess withdrawal is taken.
We added additional disclosure to each rider regarding at what age lifetime withdrawals begin. The disclosure is as follows [new disclosure underlined for you reference]:
“CoreIncome Advantage Rider
This optional Rider lets you, before the Annuity Date, withdraw up to 4% of your Protected Payment Base per year, lock in market gains, and provides the potential to receive 4% of a Protected Payment Base for life, if certain conditions are met. Lifetime withdrawals are available if the oldest Owner (or youngest Annuitant, in the case of a Non-Natural Owner) was age 65 or older when the first withdrawal was taken after the Rider Effective Date or the most recent Reset Date, whichever is later. If your total withdrawals in a Contract Year exceed the annual withdrawal amount allowed under the Rider, then the Protected Payment Base may decrease and the amount you may withdraw in the future under the Rider may be reduced.”
“Flexible Lifetime Income Plus Rider (Single)
This optional Rider lets you, before the Annuity Date, withdraw up to 5% or 6% (depending on your age) of your Protected Payment Base per year, lock in market gains, and provides the potential to withdraw up to the Protected Payment Amount for life, if certain conditions are met. Lifetime withdrawals are available if the oldest Owner (or youngest Annuitant, in the case of a Non-Natural Owner) was age 59 1/2 or older when the first withdrawal was taken after the Rider Effective Date or the most recent Reset Date, whichever is later. This Rider also provides an Annual Credit of 5% to your Protected Payment Base and Remaining Protected Balance, for up to a 10 year period (provided you do not take any withdrawals during this period), which can increase the amount you may withdraw in future years. The Annual Credit is not added to your Contract Value. If your total withdrawals in a Contract Year exceed the annual withdrawal

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September 18, 2009

amount allowed under the Rider, then the Protected Payment Base may decrease and the amount you may withdraw in the future under the Rider may be reduced.”
Regarding the Flexible Lifetime Income Plus Rider (Joint). The owner of this rider receives lifetime withdrawals at purchase. No additional disclosure is required for this withdrawal benefit rider.
“Automatic Income Builder Rider
This optional Rider lets you, before the Annuity Date, withdraw up to 4%, 5%, or 6% (depending on your age) of your Protected Payment Base per year, lock in market gains, and provides the potential to withdraw up to the Protected Payment Amount for life, if certain conditions are met. Lifetime withdrawals are available if the oldest Owner (or youngest Annuitant, in the case of a Non-Natural Owner) was age 59 1/2 or older when the first withdrawal was taken after the Rider Effective Date or the most recent Reset Date, whichever is later. If you are older than 59 1/2 and if you delay taking withdrawals, this Rider also provides the potential to receive a 0.10% increase in the withdrawal percentage per year, which can increase the percentage that you may withdraw each Contract Year without reducing your Protected Payment Base. Once a withdrawal is taken, regardless of your age when the withdrawal occurred, the 0.10% increase in the withdrawal percentage will no longer be applied. Any previously added 0.10% increase in the withdrawal percentage will be locked in and will remain a part of your total withdrawal percentage. If your total withdrawals in a Contract Year exceed the annual withdrawal amount allowed under the Rider, then the Protected Payment Base may decrease and the amount you may withdraw in the future under the Rider may be reduced.”
c. In the Income Access Rider disclosure, please specify whether the benefit extends for the remainder of the owner’s life or whether it lasts for a given period.
Response: We added the following disclosure as the last sentence of the first paragraph:
“This Rider does not provide lifetime withdrawal benefits.”
3. Fees and Expenses (p. 8). For readability, please consider defining the “Account Value” in footnote 1, and remove the cross-reference to the “Terms used in this prospectus” (which is found in two places in the Periodic Expense Table).
Response: We removed the cross references. In addition, we changed Account Value to Variable Account Value and provided a definition in footnote 1.
4. Making Additional Investments (p. 16). If contract value falls below $2,000, the registrant reserves the right to terminate the contract. Please clarify that in no instance will a contract be terminated for a small contract value when an optional living benefit rider is in effect.
Response: We removed that disclosure.
5. Administrative Fee (p. 24). The prospectus states, “[t]he Administrative Fee will continue after the

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September 18, 2009

Annuity Date if you choose any variable annuity.” To avoid confusion, please replace the term “variable annuity” with “variable payout option”.
Response: We made the requested disclosure change.
6. Annual Charge Percentage Table (p. 25). In the second column heading, please include the word “current”. In the third column heading, please include the word “annual”.
Response: We added the requested disclosure.
7. Fund Expenses (p. 25). Please disclose which of the investment options are funds of funds and state that expenses of a fund of funds may be higher than a regular fund due to the two tiered level of expenses.
Response: We added the following paragraph:
“Some Investment Options available to you are “fund of funds”. A fund of funds portfolio is a fund that invests in other funds in addition to other investments that the portfolio may make. Expenses of fund of funds Investment Options may be higher than non fund of funds Investment Options due to the two tiered level of expenses. See the Fund prospectuses for detailed portfolio expenses and other information before investing.”
We do not want to specifically list each Investment Option that may invest in other funds due to the changes in portfolio holdings that can occur, the ability to maintain accuracy of such a list and for ease of disclosure management. We added the last sentence to direct the contract owner to all of the fund prospectuses so a comparison of all available investment options can be made before investing.
8. Choosing Your Annuity Option (p. 28 and SAI p. 9). Please clarify, if you select option 2 and later choose to fully redeem your contract, does the contract owner forego any possible life contingency payouts. If so, please state so in bold-faced type. If the contract owner retains the right to collect the life contingent payout, please disclose that this is the case.
Response: We added the following bold-faced disclosure to the following paragraph in prospectus and SAI:
“Additionally, if variable payments are elected under Annuity Options 2 and 4, you may redeem all remaining guaranteed variable payments after the Annuity Date. Also, under Option 4, partial redemptions of remaining guaranteed variable payments after the Annuity Date are available. If you elect to redeem all remaining guaranteed variable payments in a single sum, we will not make any additional variable annuity payments during the Annuitant’s lifetime or the remaining guaranteed period after the redemption. The amount available upon a full redemption would be the present value of any remaining guaranteed variable payments at the assumed investment return. Full or partial redemptions of remaining guaranteed variable payments are explained in more detail in the SAI under THE CONTRACTS AND THE SEPARATE ACCOUNT.”

Mr. Kosoff
September 18, 2009

9. Your Annuity Payments (pp. 28 and 29)
a. Please clarify supplementally what is intended by the phrase “with the ages set back 10 years”.
Response: “Ages set back 10 years” refers to the treatment of Annuitant ages to determine fixed and variable annuity payments. The payments are determined in part by subtracting 10 years from ages listed in the 1983a Annuity Mortality Tables along with other payment determinants.
b. Please explain in more general detail how variable payouts operate.
Response: We respectfully decline to add repetitive disclosure in this instance. The Choosing Your Annuity Option covers, generally, how fixed payments versus variable payments operate, the difference between the two regarding payment amount and the Annuity payout option that may be elected. In addition, the Amount of the First Payment subsection in Your Annuity Payments also goes into further detail of how variable payments operate in relation to the key factors that determine such payments; assumed investment return under the Contract and the performance of the underlying variable investment options. Given the close proximity between disclosures, we would just repeat what is already covered. We also include a cross reference to the SAI where there is additional information and mathematical examples. We disclose the main difference between fixed and variable; variable payments may change with each periodic payment.
10. Death Benefit Amount (p. 29). Please include a simplified example of the aggregate purchase payment less withdrawals concept either in the narrative or in appendix G, (If in appendix G, please include a specific cross-reference to the example.)
Response: The example in Appendix G was modified to reflect a simple numerical example of how the adjustment works.
11. Spousal Continuation (p. 30)
a. Please clarify, when a spouse continues the contract upon death of the owner is the Contract Value plus the Add-In Amount considered to be the new premium payments for purposes of the Death Benefit.
Response: The Add-In Amount is considered earnings which we disclose. However, to further clarify, we added additional disclosure. Please see response to item 11b below. New disclosure is underlined for your reference.
b. Please also define the capitalized term “Add-In Amount”.
Response: We added the following disclosure to define Add-In Amount [underlined for your reference]:
“...On the Notice Date, if the surviving spouse is deemed to have continued the Contract, we will set the Contract Value equal to the death benefit proceeds that would have been payable to the spouse as the deemed Beneficiary/designated recipient of the death benefit proceeds. This “Add-In Amount” is the

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September 18, 2009

difference between the Contract Value and the death benefit proceeds that would have been payable. The Add-In Amount will be added to the Contract Value on the Notice Date. There will not be an adjustment to the Contract Value if the Contract Value is equal to or greater than the death benefit proceeds as of the Notice Date. The Add-In Amount will be allocated among Investment Options in accordance with the current allocation instructions for the Contract and may be, under certain circumstances, considered earnings. The Add-In Amount is not treated as a new Purchase Payment.”
12. Stepped Up Death Benefit Rider (SDBR) (pp. 31- 32)
a. Please include a simplified example of the aggregate purchase payment less withdrawals concept either in the narrative or in appendix G. (If in appendix G, please include a specific cross-reference to the example.)
Response: The example in Appendix G was modified to reflect a simple numerical example of how the adjustment works.
b. Please include a simplified example of the Guaranteed Minimum Death Benefit Amount either in the narrative or in appendix G, Please also describe the effects of withdrawals in Plain English in the prospectus.
Response: The example in Appendix G was modified to reflect a simple numerical example of how the adjustment works.
In addition, we added an introduction paragraph to address age, additional purchase payments, and withdrawals as follows:
“This optional Rider offers the ability to lock in market gains for your beneficiaries with a stepped-up death benefit, which is the highest Contract Value on any previous Contract Anniversary (prior to the Annuitant’s 81st birthday) increased by the amount of additional Purchase Payments and decreased by withdrawals that you make.”
13. Optional Withdrawals (p. 32)
a. In the last sentence of the first paragraph, please clarify that in no instance will a contract be terminated for a small contract value when an optional living benefit rider is in effect.
Response: We added the following sentence as the new last sentence of the first paragraph [new disclosure underlined for your reference]:
“...we have the right, at our option, to terminate your Contract and send you with withdrawal proceeds. However, we will not terminate your Contract if you own an optional rider and a partial withdrawal reduces the Net Contract Value to an amount less than $1,000.”
b. In the second paragraph under the sub-heading Amounts Available for Withdrawal, please include a statement that there may be adverse consequence to taking a withdrawal before a certain age or in excess of a given amount, which may include a reduction in benefits or termination of the rider.
Response: We added the following disclosure to the end of that paragraph:

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September 18, 2009

“If you own optional riders, taking a withdrawal before a certain age or a withdrawal that is greater than the allowed annual withdrawal amount under a rider, may result in adverse consequences such as a reduction in rider benefits or the failure to receive lifetime withdrawals under the rider.”
14. Optional Living Benefits
a. For each rider, please add language to the first paragraph of the “How the rider works” subsection disclosing the major conditions that may effects one’s receipt of the benefits (i.e., investment restrictions, taking withdrawals before a given age (and specify that age), and taking excess withdrawals).
Response: The General Information Section (which is an introduction to the optional Riders) covers, in detail, the investment restrictions for each rider. We added the following general paragraph that applies to all riders in the General Information section to cover the potential effect of taking excess withdrawals where applicable:
“Taking a withdrawal before a certain age or a withdrawal that is greater than the allowed annual withdrawal amount under a particular Rider, may result in adverse consequences such as a reduction in Rider benefits or the failure to receive lifetime withdrawals under a Rider.”
In addition, we modified the disclosure in each applicable How the Rider Works subsection to address certain age requirements for lifetime withdrawals [new disclosure underlined for your reference]:
CoreIncome Advantage — How the Rider Works
“On any day, this Rider guarantees you can withdraw up to the Protected Payment Amount, regardless of market performance, until the Rider terminates. Lifetime withdrawals up to the Protected Payment Amount may continue after the Remaining Protected Balance is reduced to zero (0) if the oldest Owner (or youngest Annuitant, in the case of a Non-Natural Owner) was age 65 or older when the first withdrawal was taken after the Rider Effective Date or the most recent Reset Date, whichever is later. If a withdrawal was taken before age 65 and there was no subsequent Reset, withdrawals will cease once the Remaining Protected Balance is reduced to zero (0).”
Flexible Lifetime Income Plus Rider (Single) — How the Rider Works
“On any day, this Rider guarantees you can withdraw up to the Protected Payment Amount, regardless of market performance, until the Rider terminates. Lifetime withdrawals up to the Protected Payment Amount may continue after the Remaining Protected Balance is reduced to zero (0) if the oldest Owner (or youngest Annuitant, in the case of a Non-Natural Owner) was age 59 1/2 or older when the first withdrawal was taken after the Rider Effective Date or the most recent Rest Date, whichever is later. If a withdrawal was taken before age 59 1/2 and there was no subsequent Reset, withdrawals will cease once the Remaining Protected Balance is reduced to zero (0).This Rider also provides for an amount (an “Annual Credit”) to be added to the Protected Payment Base and Remaining Protected Balance.”

Mr. Kosoff
September 18, 2009

Regarding the Flexible Lifetime Income Plus Rider (Joint). The owner of this rider receives lifetime withdrawals at purchase. No additional disclosure is required for this withdrawal benefit rider.
Automatic Income Builder Rider — How the Rider Works
“On any day, this Rider guarantees you can withdraw up to the Protected Payment Amount, regardless of market performance, until the Rider terminates. Lifetime withdrawals up to the Protected Payment Amount may continue after the Remaining Protected Balance is reduced to zero (0) if the oldest Owner (or youngest Annuitant, in the case of a Non-Natural Owner) was age 59 1/2 or older when the first withdrawal was taken after the Rider Effective Date or the most recent Rest Date, whichever is later. If a withdrawal was taken before age 59 1/2 and there was no subsequent Reset, withdrawals will cease once the Remaining Protected Balance is reduced to zero (0). If you are older than 59 1/2 and if you ...”
Income Access Rider — How the Rider Works
This rider does not provide for lifetime withdrawal benefits and therefore does not have age criteria when taking withdrawals. However, we did add the following disclosure to this subsection to address this fact.
“This Rider allows for withdrawals up to the Protected Payment Amount each Contract Year, regardless of market performance, until the Rider terminates. This Rider does not provide lifetime withdrawal benefits.”
b. Please also consider adding a table that compares the salient features of each of the Optional Living Benefits.
Response: We will consider adding such disclosure when we revise all variable annuity prospectuses.
15. Annuitization (p. 39, 44, 50, 55). In the last paragraph of this section, if accurate, please disclose that one may receive higher payout rates under the rider by continuing the contract in the accumulation phase than by annuitizing the contract.
Response: There are many factors that could determine the amounts that a Contract Owner can receive both during the accumulation phase using allowable rider withdrawal amounts and the income phase. We believe it may be too strong to say that one may receive higher payout rates by not annuitizing the contract which could be in the best interest of the Contract Owner. Such a statement may be misconstrued by someone claiming that we are encouraging or instructing a contract owner to “not” annuitize and to continue to maintain their rider. Since the Contract Owner’s financial professional is in the best position to assist with such a determination, given all of the variables and the specific contract owner’s situation, we added disclosure to instruct the Contract Owner to work with his or her financial professional. We added the following disclosure [underlined for your reference]:
“If you annuitize the Contract at any time prior to the maximum Annuity Date specified in your Contract, your annuity payments will be determined in accordance with the terms of

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September 18, 2009

your Contract. The Protected Payment Base, Remaining Protected Balance and Protected Payment Amount under this Rider will not be used in determining any annuity payments. Work with your financial professional to determine if you should annuitize your Contract before the maximum Annuity Date or stay in the accumulation phase and continue to take withdrawals under the Rider.”
16. Termination (p. 39, 45, 50, 55, 61, 63). Please revise the first bullet in the termination section to account for the 30-day notice period.
Response: We respectfully decline to add the disclosure to the applicable bullet. The bullet is correct. The rider does terminate the day the Contract Owner fails to follow the Investment Allocation Requirements. The 30-day period is the period that allows them to “re-instate” the rider by taking corrective action. If the Contract Owner takes corrective action, we then reinstate the Rider and all of the benefit amounts and protected balances will remain the same as of the triggered termination date. We also do this from a programming standpoint to track pro-rated costs associated with the rider for those that truly wish to terminate their rider.
17. Changes to All Contracts (p. 74). Please revise the third sentence of the second paragraph of this section for clarity and readability.
Response: The third sentence was removed.
18. Pacific Life and Annuity. Since this product does not contain a fixed account feature, the language regarding the general account has been removed. Please include a description of the general account and include language explicitly stating that the general account is subject to claims made on the assets of the insurer and that investors must look to the strength of the insurance company with regard to the insurance contact’s guarantees (i.e., death benefits and optional living benefits).
Response: We added a General Account section to the prospectus and included the requested disclosure [underlined for your reference]:
“We have contracted with Pacific Life to manage our General Account assets, subject to investment policies, objectives, directions, and guidelines established by our Board. You will not share in the investment experience of General Account assets. Unlike the Separate Account, the General Account is subject to liabilities arising from any of our other business. Any guarantees provided for under the contract or through optional riders are backed by our financial strength and claims paying ability. You must look to the strength of the insurance company with regard to such guarantees.”
19. Rule 12h-7. Please note that if you qualify for and intend to rely upon the exemption provided by rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (Jan. 8, 2009).
Response: We will add disclosure prescribed by Rule 12h-7(f) to the prospectus.
20. Staff Comment: Powers of Attorney. Please provide powers of attorney that relate

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September 18, 2009

specifically to this registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the ’33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.
Response: Updated Powers of Attorney will be included in the next Pre-Effective Amendment.
21. Staff Comment: Series and Class Identifiers. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.
Response: We hereby confirm that the contract name [Pacific One Select] will continue to be the same as the EDGAR class identifiers.
22. Staff Comment: Guarantees and Support Agreements. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.
Response: There are no guarantees or support agreements with third parties to support the company’s guarantees under the policy. The company will be primarily responsible for paying out any guarantees associated with the policy. If any such agreements are entered into in the future, such agreement will be added as an exhibit under Item 24(b)(7) of Form N-4.
23. Staff Comment: Financial Statements, Exhibits, and Other Information. Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.
Response: We hereby confirm that the applicable Financial Statements, Exhibits and/or Other Information will be filed via a Pre-Effective Amendment to the Registration Statement.
24. Staff Comment: Tandy Representation. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.
Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We will make the appropriate acknowledgements when a request for acceleration is made.

Mr. Kosoff
September 18, 2009

I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely, /s/ BRANDON J. CAGE Brandon J. Cage